March 23, 2010
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E.
Washington, DC 20549-3561

Attn:	Mr. Lyn Shenk Branch Chief

RE:	Starbucks Corporation — Response to Letter dated March 8, 2010 regarding: Form 10-K: For the Fiscal Year Ended September 27, 2009 File No. 000-20322
Dear Mr. Shenk:
          Starbucks Corporation (“Starbucks” or the “Company”) has received your letter dated March 8, 2010 with respect to the review by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Form 10-K for the fiscal year ended September 27, 2009. Starbucks understands the importance of providing full and transparent disclosures in its 1934 Act filings and appreciates this feedback from the Staff so it can continue to improve its filings. For your convenience, each of the numbered comments in your March 8, 2010 letter is repeated herein and the Company’s response is set forth immediately below each such comment.
Form 10-K: For the Year Ended September 27, 2009
Item 1. Business
Company-operated Retail Stores, page 3
1.	We note that you disclose store openings net of store closures. We believe it would be more useful to investors to able to see gross store openings and store closures. In future filings, please consider disclosing the gross number of stores opened and closed.

Securities and Exchange Commission
Division of Corporation Finance
March 23, 2010

RESPONSE:
In response to the Staff’s comment, we will include in future 10-K filings the gross number of both opened and closed stores.
Product Supply, page 6
2.	Please tell us and clarify in future filings what is meant by “price to be fixed” purchase commitments.
RESPONSE:
In response to the Staff’s comment, in future filings, beginning with our upcoming fiscal second quarter 10-Q, we will include disclosure to clarify what is meant by “price-to-be fixed purchase commitments” in a manner substantially similar to the following discussion.
We advise the Staff that price-to-be-fixed contracts are green coffee purchase commitments whereby the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the date at which the base “C” coffee commodity price component will be fixed has not yet been established. For these types of contracts, either the buyer (Starbucks) or the seller has the option to select a date on which to “fix” the base “C” coffee commodity price prior to the delivery date. Until prices are fixed, we estimate the total cost of these purchase commitments.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 23
3.	We note your disclosure regarding the changes in transaction volume and average value per transaction. In addition to providing these percentages, please revise future filings to quantify the impacts of these changes on net revenues. For example, please revise future filings to quantify the actual dollar amount of aggregate net revenue change during the period attributed to a change in transaction volume.
RESPONSE:
In response to the Staff’s comment, in future filings, beginning with our upcoming fiscal second quarter 10-Q, we will quantify the dollar amount of the aggregate net revenue change attributed to changes in transaction volume and average value per transaction, in addition to providing the current disclosures with respect to the percentages.

Securities and Exchange Commission
Division of Corporation Finance
March 23, 2010

4.	We note that you discuss certain factors to which changes are attributable but, you do not quantify some of these factors. For example, you state the cost of sales including occupancy costs decreased as a percentage of revenues primarily due to the implementation of in-store operational efficiencies designed to reduce product waste, and due to lower dairy costs in the US, partially offset by higher coffee costs, but you do not quantify each of the different factors. In future filings, please ensure that all material factors are analyzed and quantified to the extent practicable.
RESPONSE:
In response to the Staff’s comment, in future filings, beginning with our upcoming fiscal second quarter 10-Q, we will include a quantitative analysis (e.g. impact to percentage of revenues or dollar impact) of the material factors impacting the line items, to the extent practicable.
Operating Segments, page 26
5.	In future filings please quantify, discuss, and analyze changes in costs of sales including occupancy costs and store operating expenses for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of operating margin.
RESPONSE:
In response to the Staff’s comment, in future filings, beginning with our upcoming fiscal second quarter 10-Q, we will enhance the discussion and analysis of changes in costs of sales including occupancy costs and store operating expenses for each segment on a standalone basis, in addition to the information disclosed in our fiscal 2009 Form 10-K.
Item 8. Financial Statements and Supplementary Data
Note 1. Summary of Significant Accounting Policies
Allowance for Doubtful Accounts and Inventories, page 46
6.	In future filings please provide a roll-forward of your allowance for doubtful accounts and inventory reserves. Please refer to Rule 5-04 of Regulation S-X for further guidance.
RESPONSE:
We advise the Staff that we annually consider the guidance in Rule 5-04 of Regulation S-X relating to Valuation and Qualifying Accounts. Rule 5-04 provides that, “Valuation and qualifying accounts and reserves as to which the additions, deductions, and balances were not individually significant may be grouped in one total and in such case the

Securities and Exchange Commission
Division of Corporation Finance
March 23, 2010

information called for under columns C and D of the schedule (see template included within the Rule 12-09) need not be given.” We have previously provided in our disclosures the total amounts of our allowance for doubtful accounts and inventory reserves; however, the amounts of additions and reductions to those reserves have not been material and have therefore not been disclosed. We therefore respectfully advise the Staff that we will include such schedule in future 10-K filings to the extent the activity becomes material. Our current disclosure of the total amounts of the allowance for doubtful accounts and inventory reserves only includes the current and prior year balance sheet amounts. In our future 10-K filings we will include the reserve amounts for the full three year period.
Supplementally, we provide the Staff with the following table which illustrates the additions and reductions to our valuation and qualifying accounts for fiscal 2009, and the immaterial nature of such amounts (in millions):

	Balance at
	beginning of fiscal			Balance at
	year			end of fiscal year
	Sep 28, 2008	Additions	Reductions	Sep 29, 2009

Allowance for doubtful accounts	$4.5	$2.7	$(2.2)	$5.0
Inventory reserves	$25.5	$13.6	$(18.0)	$21.1
Note 9. Other Intangibles Assets and Goodwill, page 61
7.	Please tell us and disclose in future filings what your reporting units are and how goodwill is allocated amongst these reporting units. Additionally, we noted that you closed approximately 771 US company operated retail stores and an additional 102 international company operated retail store during fiscal year 2008 and 2009 combined. However, it appears that there was no impact on goodwill as a result of these store closures. Please tell us how you considered the guidance in paragraphs 350-20-35-51 through 350-20-35-57 of the FASB Accounting Standards Codification or formerly paragraph 39 of FAS 142.
RESPONSE:
In response to the Staff’s comments, in future 10-K filings we will include disclosure to clarify what our reporting units are and how goodwill is allocated among our reporting units. We advise the Staff that we currently have three operating segments (U.S., International, and Global Consumer Products Group), each of which are reportable segments. Our reporting units are components of our operating segments and are primarily defined based on geographical location. Each of our reporting units constitutes a business and has discrete financial information that is

Securities and Exchange Commission
Division of Corporation Finance
March 23, 2010

regularly reviewed by segment management. Goodwill has been allocated to 15 different reporting units based primarily on the location of the acquired entity.
During fiscal years 2008 and 2009, we undertook efforts to rationalize our portfolio of stores and closed specific underperforming stores within various geographic markets. However, we did not exit or substantially reduce our presence in any given market containing goodwill. Given the close proximity of our stores, in most markets we experienced migration of a portion of the revenues from closed stores to other nearby Starbucks stores. Further, in many cases we were able to redeploy employees and equipment from closed stores to other Company-operated stores. Upon the store closings, we disposed of only those store assets which could not be transferred to other stores. The disposed of set of assets consisted primarily of abandoned leasehold improvements. We recognized lease exit obligations concurrently with the store closures.
During fiscal years 2008 and 2009, of the total gross Company-operated stores closed in the US, approximately 40 of those stores were in reporting units containing goodwill. Internationally, approximately 60 of the total gross Company-operated stores closed were in reporting units containing goodwill.
We have considered the guidance in section 350-20-35-51 through 350-20-35-57 of the FASB Accounting Standards Codification, which requires that when a portion of a reporting unit that constitutes a business is disposed of, goodwill associated with that business shall be included in the carrying amount of that business in determining the gain or loss on disposal. During fiscal years 2008 and 2009, the guidance that we considered in evaluating the definition of a business was contained in EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. Based on our evaluation, we concluded that the disposed of set of assets did not constitute a business as defined by EITF 98-3.
We note that EITF 98-3 defines a business as “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.” We advise the Staff that as a part of our store closure activities, certain long-lived assets were disposed of, leases were exited and a portion of our store employees were terminated. We do not believe this disposed of set of assets constitutes a business as defined by EITF 98-3, as it does not contain the inputs and processes necessary to continue to conduct normal operations, including the ability to generate revenues, as follows:

Securities and Exchange Commission
Division of Corporation Finance
March 23, 2010

Inputs (long-lived assets, including intangible assets or rights to the use of long-lived assets; intellectual property; the ability to obtain access to necessary materials or rights; employees) — As noted above, the inputs disposed of as a part of our store closures in 2008 and 2009 represented primarily leasehold improvements and lease arrangements, and did not include a significant portion of the inputs used in our revenue generating activities. Inventory, the ability to obtain access to products, supplies, equipment , intellectual property including branding, and many employees were retained by the Company and transferred to other Starbucks stores.
Processes (the existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes) — The assets disposed of as a part of our store closures in 2008 and 2009 did not include the disposal of any of the systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations. For example, we retained our point-of-sale software, labor scheduling software, operational processes and employee know-how, procurement and distribution management and back office support processes.
Outputs (the ability to obtain access to the customers that purchase the outputs of the transferred set) — Because the inputs and processes retained are significant, we believe that the disposed set of assets is not capable of generating outputs to obtain access to customers.
Under EITF 98-3, a transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. We believe that the inputs and processes retained by Starbucks (e.g. customer retention, employees, equipment, intellectual property, systems and protocols) are significant missing items, and the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing items would be significant, that is, such missing items are more than “minor.” As a result, without the necessary inputs, processes and outputs described above, the long-lived assets and leases would be insufficient to conduct normal operations and therefore do not constitute a business.
We supplementally advise the Staff that while no goodwill was allocated to the disposed of assets in determining the gain or loss on disposal of the related assets, the impact of these under performing stores was a factor in the determination of the fair value of our reporting units and resulted in a $7 million impairment of goodwill recorded in the fiscal third quarter of 2009 in our Hawaii reporting unit.

Securities and Exchange Commission
Division of Corporation Finance
March 23, 2010

          In connection with the Company’s responses to the comments in your March 8, 2010 letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.
          We appreciate your consideration of the responses provided herein and look forward to hearing from you shortly if you have any additional comments based upon such responses. Please contact either Sophie Hager Hume, vice president, Securities and Corporate Law (by telephone at 206/318-6195 or by facsimile at 206/903-4156), or the undersigned (by telephone at 206/318-7681 or by facsimile at 206/318-0672).

Very truly yours,
/s/ Troy Alstead
Troy Alstead
executive vice president, chief financial officer and chief administrative officer

cc:	Ms. Aamira Chaudhry — Securities and Exchange Commission (via facsimile) Mr. John Salata — Deloitte & Touche LLP, Seattle Ms. Paula E. Boggs, executive vice president, general counsel and secretary